UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	28 June 2022

Release Number	22/22

Social value update

A social value update will be delivered today by BHP’s Chief Legal, Governance and External Affairs Officer, Caroline Cox.

A copy of the presentation is attached. The presentation slides and a webcast recording of the presentation will be made available on BHP’s website.

The social value presentation includes BHP’s new social value framework and 2030 scorecard which has six social value pillars of decarbonisation, environment, Indigenous partnerships, workforce, communities and supply chains.

The 2030 scorecard includes a new goal for the environment which is to create nature-positive outcomes by having at least 30% of the land and water that BHP stewards under conservation, restoration or regenerative practices by 2030.

The scorecard also includes a commitment to partner with communities and stakeholders to co-create and implement plans that deliver jointly defined economic, social and environmental outcomes and integrate their views into how we measure success.

Caroline Cox said: “BHP is hardwiring social value into every level of decision-making across our global business, from company strategy and capital allocation to everyday activities at our operations.”

“Our new social value framework and 2030 scorecard outline the goals, metrics and milestones against which our investors and stakeholders can measure our progress and performance.

“By embedding social value into the way we do business, we believe we will further strengthen our relationships and access to the best resources, partners, markets and talent to discover and produce the minerals required for global economic development and decarbonisation, which will in turn create competitive advantage.”

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Dinesh Bishop Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	James Bell Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Sabrina Goulart
Mobile: +56 9 8229 5357	Mobile: +1 832 781 6698

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group which is headquartered in Australia Follow us on social media

2

Social value in action 28 June 2022 Banjima Country Yandi

Disclaimer Forward-looking statements This presentation contains forward-looking statements, which may include statements regarding: our strategy, our values and how we define success; our expectations of a competitive advantage for our business or certain products; our commitment to generating social value; our commitments under sustainability frameworks, standards and initiatives; our intention to achieve certain sustainability-related targets, goals, milestones and metrics; trends in commodity prices and currency exchange rates; demand for commodities; reserves and production forecasts; plans, strategies and objectives of management; assumed long-term scenarios; potential global responses to climate change; the potential effect of possible future events on the value of the BHP portfolio; approval of certain projects and consummation of certain transactions; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply (including shortages) of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘annualised’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. Forward-looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. For example, our future revenues from our assets, projects or mines which may be described in this presentation will be based, in part, upon the market price of the minerals or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals and/or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Numbers presented may not add up precisely to the totals provided due to rounding. Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this presentation are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means that third party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption data, see our Methodology tab in our ESG Standards and Databook at bhp.com. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organisation’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report and Form 20-F, noting that on 31 January 2022, BHP unified its corporate structure from two parent companies (BHP Group Limited and BHP Group Plc) into one under BHP Group Limited. Those terms do not include non-operated assets. This presentation includes references to BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that either: (i) have been during the period from 1 July 2020 to 30 June in the relevant year, for references to a particular financial year; or (ii) are as at the date of this presentation, for all other references, wholly owned and/or operated by BHP and that have been/are (as applicable) owned as a joint venture operated by BHP (referred to as ‘operated assets’ or ‘operations’). Our functions are also included. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). As at the date of this presentation, our non-operated assets include Antamina and Samarco. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Social value briefing 28 June 2022 2

Acknowledgement of Country Yuwi Country Queensland

Social value in action Objectives Launch our Launch our Outline how social value is social value framework 2030 social value scorecard embedded in everything we do Social value briefing 28 June 2022 4

Bringing people and resources together to build a better world Chile

Social value is BHP’s positive contribution to society – our people, partners, the economy, the environment, local communities and shareholders It is about creating enduring, mutual benefit Njaki Njaki Country Solar farm, Western Australia

Social value creates competitive advantage Social value protects our business today and positions us to access future opportunities Access to resource ü Be a partner-of-choice to governments and communities Opens up ü Obtain and retain rights to operate and expand our asset base opportunities Access to markets ü Be the supplier of choice for the best customers ü Sell our products to a diverse range of customers Access to partners Increases ü Secure our choice of commercial partners to drive value creation resilience ü Form strong local community partnerships in support of our assets for the long-term Access to talent ü Attract best-in-class talent to our company ü Increase workforce engagement and productivity Reduces risk Access to capital ü Achieve widest access to equity and debt capital markets Social value briefing 28 June 2022 7

Building on strong foundations Long-term commitment to sustainability and social value Embedding Developing Establishing 2019 Social value briefing 2015 Climate change portfolio analysis published 2019 Committed US$400m to the Climate 1996 Set climate emissions targets (first 2016 Gender balance aspiration announced Investment Program published performance in 1998) 2016 Modern slavery statement 2021 Climate Transition Action Plan 1999 BHP Forum on Corporate (Say on Climate) Responsibility established 2018 Inaugural Water Report 2022 Launched social value framework and 2011 Launched a global alliance with 2018 Respectful behaviours campaign scorecard Conservation International 2019 Uluru Statement from the Heart supported 2012 Local Buying Program (Australia) 2014 Updated climate position statement 2014 BHP Foundation established TSR 1990 – 2015 TSR 2019 – 2022 TSR 2015 – 2019 (Average CAGR) (Average CAGR) (Average CAGR) 29% 11% 6% 21% 4% 6% 11% 3% 1% BHP MSCI World Metals MSCI World Index BHP MSCI World Metals MSCI World Index BHP MSCI World Metals MSCI World Index and Mining Index and Mining Index and Mining Index Social value briefing 28 June 2022 8

Recent social value highlights Contribution to commitments, goals and targets Operational GHG Local procurement Building stronger Safety Indigenous spend Renova Foundation emissions spend communities US $335 m >US $8 bn ~US $1.6 bn R$2.4 bn Fatality free ” 20% in Minerals Australia in of spend on suppliers in on voluntary social on reparation and 1 for over 3 years FY22, “ 141% since close proximity to our investment in the last 10 since FY20 compensation programs 2 3 FY19 operations from FY19 years Freshwater Female Enhanced future BHP Foundation: Scope 3 Traceability withdrawal representation capabilities 10 Deserts Project Decarbonisation 35% of Australia 3,500 7 R&D Copper Mark ” 29% comprises the world’s ~32% training positions and 5 with 4 steelmakers largest network of annualised compared to committed for METS 6 “ 14% points since 2016 8 4 representing 12% of Indigenous-managed Blockchain FY17 sector over 5 years global steel production conservation areas (AU $800 m) Note: Comparison years for Freshwater withdrawal and Female representation represents the baseline year set for our short-term targets. METS: Mining equipment, technology and services Social value briefing 28 June 2022 9

Social value framework Sets clear direction Planet People Prosperity Thriving, Decarbonisation Healthy Indigenous Safe, inclusive Responsible environment partnerships and future ready empowered supply chains communities workforce Supporting ethical, Contributing to Delivering Building relationships Enhancing safety Contributing to sustainable and the world’s nature-positive based on trust, respect diversity, capability, long-term prosperity transparent supply climate ambitions outcomes and mutual benefit and wellbeing and resilience chains Social value is essential to shareholder value Social value briefing 28 June 2022 10

2030 social value scorecard Sets ambitions and enables measurement and transparency on progress Ensures focus on what will deliver impact and Safe, inclusive business value Thriving, Healthy Indigenous and Responsible Decarbonisation empowered environment partnerships future ready supply chains communities workforce Emphasis on partnership, listening, co-design and transparency 2030 goals Links to company-wide KPIs and remuneration Key metrics Short-term milestone Progress reported annually Social value briefing 28 June 2022 11

2030 social value scorecard[9]

How we will report from FY23

BHP

Planet · People · Prosperity

Pillars	Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future ready workforce	Thriving, empowered communities	Responsible supply chains
2030 Goals	At least 30% reduction in operational GHG emissions[1]; support 40% emissions intensity reduction of BHP-chartered shipping of our products[1], and support development of technologies and pathways capable of 30% emissions intensity reduction in integrated steelmaking.[1,10]	Create nature positive[11] outcomes by having at least 30% of the land and water we steward under conservation, restoration or regenerative practices. In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous Peoples and local communities.	Respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes.	A thriving workforce that is safe, healthy, gender balanced at every level, culturally diverse[17] and inclusive and skilled for the future.	Partner with communities and stakeholders to co-create and implement plans that deliver jointly defined economic, social and environmental outcomes.	Together with our partners, we create sustainable, ethical and transparent supply chains.
Key metrics	% Reduction in operational emissions from 2020[1] % Reduction in emissions intensity of BHP-chartered shipping of our products[1] Available in FY23 $ Committed in steelmaking partnerships and ventures to date (USD)	% Area under nature positive management practices[12] # Assets with natural capital account[13] Available from FY23	% Indigenous workforce participation, by region $ Indigenous procurement (USD) Available in FY24 Progress on plan[15] / Relationship health[16] Australia – Traffic light Canada – Traffic light Chile – Traffic light	# Reduction in life altering injury or illness[18] Available in FY23 % Engagement and Perception Survey wellbeing score % Female workforce representation Diversity index available in FY24	% Co-created plans Delivery metric to be added in FY24 # Community feedback on co-creation and implementation process Available in FY24 $ Total economic contribution (USD)	# Customer Net Promoter Score (NPS)[21] # Supplier Net Promoter Score (NPS)[21]
Short-term milestones	**FY23:** 95% of study phase projects are presented for tollgates or meet milestones as scheduled in BHP's operational decarbonisation plan **FY24:** Operationalise 5 low/zero GHG emission vessels **FY24:** Complete at least one pilot or industrial scale steelmaking related plant trial	**FY23:** Publish context-based water targets **FY23:** Complete important biodiversity and ecosystems (IBE) baseline mapping for all land and water areas[14] **FY24:** Establish nature positive asset plans to deliver the Group level 2030 goal	**FY23:** Release revised Global Indigenous Peoples Strategy **FY23:** Increase formal Indigenous voice mechanisms in decision-making **FY24:** Co-create plans which define priorities and are designed to deliver mutually beneficial outcomes	**FY23:** Achieve 100% adherence to sexual assault and sexual harassment program[19] **FY24:** >90% implementation of plan for controls identified and approved through the Fatality Elimination Program and 100% adherence to the psychosocial risk[20] management program **FY24:** Female workforce representation exceeds 37%	**FY23:** Release Equitable Transition principles **FY23/24:** Embed co-creation approach including metrics and measurement **FY25:** Implement co-created plans that are designed to deliver jointly defined outcomes	**FY24:** Implement LME Responsible Sourcing requirements **FY24:** Complete ICMM Performance Expectations for all operating assets **FY24:** Determine ethical supplier improvement plans with partners, where required

BHP continues to commit to social investment of at least 1% pre-tax profit[22]

Metrics Improved · No change · Behind target

Milestones Complete · In progress/on track · Behind schedule

Healthy environment 11 Creating nature positive outcomes • At least 30% of the land and water we steward to be under conservation, restoration or regenerative practices 2030 goal 23 • Focus on areas of highest ecosystem value • Partner with Indigenous peoples and local communities 12 • Area under nature-positive management objectives Metrics 13 • Develop natural capital accounts and report change in natural capital • FY23: Publish context-based water targets 14 • FY23: Baseline regional important biodiversity and ecosystems Milestones • FY24: Review and develop asset-level plans with the objective of delivering nature-positive outcomes via integration into planning activities Social value briefing 28 June 2022 13 Healthy environment

Indigenous partnerships Creating mutual value and long-term, sustainable change • Respectful relationships that deliver long-term mutually beneficial outcomes 2030 goal 15 • Progress on co-created plans 16 • Relationship health Metrics • Indigenous procurement • Indigenous employment • FY23: Release revised Global Indigenous Peoples Strategy Milestones • FY23: Increase formal Indigenous voice mechanisms in decision-making • FY24: Co-create plans which define priorities and are designed to deliver mutually beneficial outcomes Social value briefing 28 June 2022 14 Indigenous partnerships

Native title agreement making 24 Partnering with the Tjiwarl people in a meaningful and collaborative way • Agreement achieved in 2018 • Agreement went beyond native title to ensure the Tjiwarl people have greater autonomy and decision-making influence • Initiatives in health, education, training, employment and contracting aligned to the Tjiwarl community’s ambitions • Over 50 Tjiwarl Traditional Owners have completed the Work Ready program at Nickel West Northern Operations “Older agreements with the mining industry could be quite paternalistic. This agreement with BHP was a major departure from that, putting decision-making and self-determination with the Tjiwarl people.” Greg Ryan-Gadsden, CEO, Tjiwarl Aboriginal Corporation Tjiwarl Country Western Australia Click here to watch video Social value briefing 28 June 2022 15

Embedding social value top down and bottom up Hardwiring social value at every level of our business 1 • Corporate strategy: Portfolio decisions, goals and targets, risk appetite and action plans Strategy • Policies and processes: Capital Allocation Framework 2 • Opportunity pipeline: Opportunities identified through asset plans, mine plans, and Innovation and Ventures Value Plans and 25 • Medium term plans: Rolling plan to outline operational prioritisation for assets/functions in the short to medium-term and processes returns • Investment prioritisation: Optimised allocation of capital to deliver on priorities • Monitor and evaluate: Management reporting, compliance reporting and investment review process 3 • Capability; BHP Operating System; Field Leadership; KPIs Culture Social value briefing 28 June 2022 16

1 Strategy 2 Plans and processes 3 Culture NSWEC pathway to closure Balancing the interests of all our stakeholders • On 16 June, we announced plans to retain NSWEC and: 26 – seek relevant approvals to continue mining to 2030 – Rehabilitation expected to take 10-15 years following cessation of mining – proceed with responsible closure • Sale options didn’t meet our requirements for value and responsible ownership Our approach will: • Be based on respect • Create opportunity for co-created processes with stakeholders, including Indigenous partners • Recognise the unique impacts associated with gender, land connectedness and social and economic vulnerability Wanaruah Country • Recognise that the economic, social and environmental dimensions New South Wales Energy Coal of sustainable development are inter-related Social value briefing 28 June 2022 17

1 Strategy 2 Plans and processes 3 Culture Operational planning: Spence Social value embedment has shifted how our operations make decisions • Required to complete a social value assessment as part of asset planning cycle. • Informs the Life of Asset (LoA) plans, 5-year plans and budgets • Ensures our teams consider creating mutual value in plans • Social value actions are measured through scorecard reporting “We have a solid process during the CAP cycle, LoA and 5-year planning to ensure that our social value aspirations are captured and then transformed into plans.” Carolina Alarcon, General Manager Integrated Operations Spence Spence, Pampa Norte Click here to watch video Social value briefing 28 June 2022 18

1 Strategy 2 Plans and processes 3 Culture Embedding social value: capital decisions Approach to evaluating internal projects and potential growth options Evaluation approach Valuation multiple Cash returns Base and buy-backs value NPV Operating Capital productivity productivity Capital ROCE Efficiency Net operating cash flow Ratio (i) Maintenance capital IRR and payback Maximise Social value Strong balance sheet value and objectives returns Minimum 50% payout ratio dividend Margin Commodity Excess cash balance Risk Balance Additional Organic Acquisitions/ metrics Buy-backs 11 (i) sheet dividends development (Divestments) Net operating cash flow Optionality Free Social value cash flow metrics Note: NPV: Net Present Value; ROCE: Return on average capital employed; IRR: Internal Rate of Return. (i) Includes capital spend for social value investments. Social value briefing 28 June 2022 19

1 Strategy 2 Plans and processes 3 Culture Embedding social value: capital decisions Our capability to evaluate and create social value across our capital portfolio continues to mature LNG-fuelled bulk carrier Jansen port Trolley assist vessels Marketing Jansen Escondida Operational Execution Selection phase Yandi land rehabilitation Autonomous haulage and Closure and transition partnership shiploading WAIO BMA and WAIO NSWEC pathway to closure Operational Execution Decarbonisation Healthy environment Indigenous partnerships Safe, inclusive and future ready workforce Thriving, empowered communities Responsible supply chains Social value briefing 28 June 2022 20

1 Strategy
2 Plans and processes
3 Culture

Social value capital decision evaluation

We are piloting social value decision evaluation tools

Understanding

social value opportunities and impacts


Stakeholder
Strategic value sources
Environment
GHG emissions
Land & Biodiversity
Water
Air
Waste
Indigenous Peoples
Governance incl. Cultural Heritage
Meaningful participation
Mutual benefit
Workforce
Health & Wellbeing
Inclusion & Diversity
Building capability
Local communities
Human Rights & Governance
Meaningful participation
Mutual benefit
Customers
Commercial licence to operate
Security of supply, product quality & consistency
Brand & Customer experience
Suppliers
Commercial licence to operate
Opportunities for growth
Brand & Reputation
Shareholders
Growth
Returns
Risk & opportunity

Analysing

all material sources of stakeholder value and determining the optimised investment alternative


Stakeholder
Strategic value sources
Contribution of alternatives A and B
Lowest
Highest
Environment
Land & Biodiversity
Water
Waste
Indigenous Peoples
Governance incl. Cultural Heritage
Mutual benefit
Local communities
Mutual benefit
A
B
Shareholders
Risk reduction

Deciding

whether to invest using a consistent and transparent approach to evaluating contribution to strategic objectives


Stakeholder
Strategic value sources
Strategic social value objective
Project contribution to objective
Environment
Water
Area of land under restoration 2030 target
% of 2030 target
Asset context based water target
x% of the Asset's context based water target
Indigenous Peoples
Governance incl. Cultural Heritage
Mutually beneficial outcomes
Restoration of sensitive cultural heritage in conjunction with Traditional Owners
Shareholders
Risk reduction
Efficient risk reduction
Asset Material Risk reduction
REI score: X

Social value decision evaluation and judgment

Note: Illustrative example represents a water restoration project. REI: Risk Efficiency Index.

Social value briefing
28 June 2022
21
BHP

1 Strategy 2 Plans and processes 3 Culture Embedding social value: culture Equipping our workforce to create social value Attracting, promoting and developing people to meet our Purpose Leadership capability and training Our way of working that improves decision-making, BHP through connecting our frontline to our Purpose Operating System Social value and Field Our long-standing program to improve safety Leadership performance high performance culture Subject matter Support long-term planning and day-to-day decisions experts Banjima Country Yandi KPIs Remuneration linked to progress on social value priorities Social value briefing 28 June 2022 22

1 Strategy 2 Plans and processes 3 Culture Yandi land rehabilitation partnership Empowering our people to deliver social value through their ideas and decisions • Innovative land rehabilitation approach developed by Yandi employees • Includes: – A tree nursery of native plants – Establishes work-ready traineeships for Banjima Traditional Owners – Engages local Banjima businesses – Delivers long-term skills and employment outcomes for Banjima “Ross and I took the concept to the GM and his support basically turbocharged the project and it enabled us to go from a initial thought of around two trainees over five years to 12 trainees for this financial year.” – Michelle Adams Superintendent Site Rehabilitation Banjima Country Yandi Click here to watch video Social value briefing 28 June 2022 23

Social value in action Conclusion Social value creates competitive advantage Our social value framework prioritises our efforts Our social value scorecard defines goals and metrics We have embedded social value into strategy, plans and processes Treaty 4 Territory and culture Jansen, Potash Social value briefing 28 June 2022 24

Appendix

Footnotes 1. Slide 9,12: Refer to the BHP Climate Transition Action Plan 2021, available at bhp.com/climate, for the essential context, definitions, assumptions and drivers for BHP's emissions reduction targets and goals. The Scopes 1 & 2 operational emissions target is for FY30. The Scope 3 goals are for CY30. Data is indicative and reflects the period up to 31 May 2022, and is subject to assurance reviews. 2. Slide 9: Local procurement spend reflects spend from FY19 up to 31 May 2022 in Australia, Chile and Canada and is subject to assurance reviews. 3. Slide 9: Represents the commitment to ‘No less than one per cent of pre-tax profit (three-year rolling average)’ that has been in place since 2000. Reflects the spend from FY13 up to Q3 FY22, and is subject to assurance reviews. 4. Slide 9: From FY17 baseline. In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US). The FY17 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17 and improvements to water balance methodologies at WAIO and Queensland Coal and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY19 and FY20. Data point is subject to assurance reviews. 5. Slide 9: Represents partnerships with steelmakers (Baowu, HBIS, JFE and POSCO) 6. Slide 9: Female representation reflects the period up to 31 May 2022, and is subject to assurance reviews. 7. Slide 9: Copper Mark awarded for Escondida, Spence and Olympic Dam 8. Slide 9: Pilot with Southwire involved tracing BHP copper cathodes and associated greenhouse gas emissions through Southwire’s rod production operations using blockchain based technology and BHP’s carbon offsetting capabilities. BHP invested in this blockchain technology via our venture capital arm – BHP Ventures. 9. Slide 12: BHP’s 2030 goals have been set in line with existing public sustainability frameworks including the UN Sustainable Development Goals, the Paris Agreement, Convention on Biological Diversity, The Global Business Collaboration for Better Workplace Mental Health and the UN Declaration on the Rights of Indigenous Peoples. Our pillars map to the UN Sustainable Development Goals as follows: Decarbonisation - Goal 13; Healthy environment - Goals 6, 14, 15; Indigenous partnerships - Goals 8, 10, 17; Safe, inclusive and future-ready workforce - Goals 3, 5, 10; Thriving, empowered communities - Goals 3, 4, 6, 7, 8, 9, 10, 11, 16 and Responsible supply chains - Goals 10, 12, 16, 17. 10. Slide 12: With widespread adoption expected post-2030 11. Slide 12, 13: Nature positive is defined by the WBCSD / TNFD as “A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state.” It includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems 12. Slide 12,13, 28: Land under stewardship which has a formal management plan including nature-positive practices. Data reflects the period up to 30 June 2021. 13. Slide 12,13: Natural capital accounts are a way to measure the amount, condition and value of environmental assets in a given area. It helps describe changes in ecosystems and how these impact wellbeing and economies. 14. Slide 12,13: All land and water areas across Minerals Americas and Minerals Australia. 15. Slide 12,14: Progress to plan will be partner-measured using a traffic light score on Indigenous partnership satisfaction in relation to the milestones agreed in partnership. 16. Slide 12,14: Relationship health will partner-measured using a traffic light score. 17. Slide 12: Cultural diversity in our workforce will be measured based on our substantive progress towards reflecting the cultural diversity of the community. 18. Slide 12: Reduction in life altering injury or illness:includes life altering or long term permanent disabling injuries and illnesses as defined by the BHP Risk Management Framework. 19. Slide 12: The core components of the sexual assault and sexual harassment program include: culture, leadership and training; security measures at accommodation villages; recruitment processes; contractor and third-party engagement; emergency response; trauma-informed (well-being) care; accessible, confidential reporting and person-centric investigations; and appropriate disciplinary action 20. Slide 12: Psychosocial risks or hazards are factors in the design or management of work or the social conditions that increase the risk of work-related stress and can lead to psychological or physical harm. Examples of psychosocial hazards include exposure to unreasonable behaviours including bullying, racism and sexual harassment, fatigue, poor supervisor support, poor communication or change management or high job demands. 21. Slide 12: Net Promoter Scores shows respective feedback from our Customers and Suppliers and measures the willingness of our customers/suppliers to recommend BHP to others. It is used as a proxy for gauging overall satisfaction. 22. Slide 12: Social investment to be assessed as a total over the entire period to FY30, rather than a specific annual commitment. 23. Slide 13: We focus areas of highest ecosystem value – and will take action that benefits nature together with our community and Indigenous stakeholders. 24. Slide 15: The Tjiwarl people are the Traditional Owners of land and waterways where our Nickel West mines are located. 25. Slide 16: Operational prioritisation refers to value-based trade-offs and decisions that occur in planning that do not require capital but impact operating margins e.g. productivity, grade, volume, cost. 26. Slide 17: This pathway is subject to obtaining relevant approvals to enable mining beyond the current licence, which provides approval until 2026. 27. Slide 28: Indigenous workforce participation reflects data as at 31 May 2022 for Minerals Australia and Chile. Data point is subject to assurance review. 28. Slide 28: Indigenous workforce participation includes data for total workforce inclusive of employees as at 31 Dec 2021 and embedded contractors as at 31st January 2022 for Canada Potash. Data point is subject to assurance review. 29. Slide 28: Indigenous procurement spend reflects YTD spend from FY22 up to 31 May 2022 for Minerals Australia. Data point is subject to assurance review. 30. Slide 28: Engagement and Perception Survey wellbeing score reflects the period up to 31 March 2022, and is subject to assurance reviews. 31. Slide 28: Economic Contribution figure is at the end of FY21 and includes salaries, payments to suppliers, community contributions, royalties and taxes. Refer to our FY21 Economic Contribution Report for full details: https://www.bhp.com/investors/annual-reporting/economic-contribution-report-2021. Social value briefing 28 June 2022 27

2030 social value scorecard[9]

Current performance

BHP

Planet · People · Prosperity

Pillars	Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future ready workforce	Thriving, empowered communities	Responsible supply chains
2030 Goals	At least 30% reduction in operational GHG emissions[1]; support 40% emissions intensity reduction of BHP-chartered shipping of our products[1], and support development of technologies and pathways capable of 30% emissions intensity reduction in integrated steelmaking.[1,10]	Create nature positive[11] outcomes by having at least 30% of the land and water we steward under conservation, restoration or regenerative practices. In doing so, we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous Peoples and local communities.	Respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes.	A thriving workforce that is safe, healthy, gender balanced at every level, culturally diverse[17] and inclusive and skilled for the future.	Partner with communities and stakeholders to co-create and implement plans that deliver jointly defined economic, social and environmental outcomes.	Together with our partners, we create sustainable, ethical and transparent supply chains.
Key metrics	Reduction in operational emissions from 2020[1]: **20%** Reduction in emissions intensity of BHP-chartered shipping of our products[1]: **–** *Available in FY23* Committed in steelmaking partnerships and ventures to date (USD): **$75m**	Area under nature positive management practices[12]: **1.0%** Assets with natural capital account[13]: **–** *Available from FY23*	Indigenous workforce participation Australia[27]: **8.2%** Canada Potash[28]: **13.7%** Chile[27]: **8.7%** Indigenous procurement (USD)[29]: **$128m** Progress on plan / Relationship health **Australia**: *Available in FY24* **Canada**: *Available in FY24* **Chile**: *Available in FY24*	Reduction in life altering injury or illness[18]: **–** *Available in FY23* Engagement and Perception Survey wellbeing score[30]: **86%** Female workforce representation[6]: **32%** *Diversity index available in FY24*	Co-created plans: **–** *Delivery metric to be added in FY24* Community feedback on co-creation and implementation process: **–** *Available in FY24* Total economic contribution (USD)[31]: **$40.9bn**	Customer Net Promoter Score (NPS)[21]: **–** Supplier Net Promoter Score (NPS)[21]: **–**
Short-term milestones	**FY23:** 95% of study phase projects are presented for tollgates or meet milestones as scheduled in BHP's operational decarbonisation plan **FY24:** Operationalise 5 low/zero GHG emission vessels **FY24:** Complete at least one pilot or industrial scale steelmaking related plant trial	**FY23:** Publish context-based water targets **FY23:** Complete important biodiversity and ecosystems (IBE) baseline mapping for all land and water areas[14] **FY24:** Establish nature positive asset plans to deliver the Group level 2030 goal	**FY23:** Release revised Global Indigenous Peoples Strategy **FY23:** Increase formal Indigenous voice mechanisms in decision-making **FY24:** Co-create plans which define priorities and are designed to deliver mutually beneficial outcomes	**FY23:** Achieve 100% adherence to sexual assault and sexual harassment program[19] **FY24:** >90% implementation of plan for controls identified and approved through the Fatality Elimination Program and 100% adherence to the psychosocial risk[20] management program **FY24:** Female workforce representation exceeds 37%	**FY23:** Release Equitable Transition principles **FY23/24:** Embed co-creation approach including metrics and measurement **FY25:** Implement co-created plans that are designed to deliver jointly defined outcomes	**FY24:** Implement LME Responsible Sourcing requirements **FY24:** Complete ICMM Performance Expectations for all operating assets **FY24:** Determine ethical supplier improvement plans with partners, where required

BHP continues to commit to social investment of at least 1% pre-tax profit[22]

BHP

Samarco and Renova Foundation

Progress to date

Renova

- **R$21.4 bn** spent on reparation and compensation
- **R$10.4 bn budget in 2022** is ~50% of total spend from 2016 to December 2021
- **~376,200 people** have received indemnification and emergency financial aid so far
- **42 programs** to restore the environment and re-establish affected communities
- More than **7,000 direct and indirect jobs** created by Renova



Resettlement

- **131 resettlement cases completed** across the region, with a further 169 in progress
- Public infrastructure works are **93%** complete at Paracatu de Baixo and fully complete at Bento Rodrigues
- **R$2.4 bn** spent on resettlement



Samarco

- Restart has contributed **~9,000 direct and indirect jobs** and generated **~R$1.4 bn in taxes** since December 2020
- Forca Local (Local Strength) program: over R$296 million spent with local suppliers in CY21
- Germano Dam decommissioning program progressing, with non-conventional tailings solutions outperforming approved design targets



Note: Compensation payments are as at 30 April 2022,
R$2.4 billion invested in resettlement up to May 2022. R$1.4 billion in taxes until April 2022 and includes those taxes generated from Samarco's value chain activities.

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Key decarbonisation programs and partnerships

Category	Program/ Partnership	Year commenced	Details
Operational – Electricity	Renewable Power	Various	• Escondida and Spence: BHP operations in Chile start to operate with renewable energies. Due to this we are on track for FY2022 and FY2030 targets • Nickel West: Working with TransAlta on plans to build two solar farms and a battery storage system to help power the Mt Keith and Leinster operations • Olympic Dam: Olympic Dam to partner with Iberdrola at Port Augusta Renewable Energy Park • Queensland Coal: Signing renewable power purchasing agreements to supply up to 50 per cent of our electricity needs at the Nickel West Kwinana Refinery and our Queensland Coal mines
Operational – diesel abatement	Trials for electric trains	January 2022	• BHP will purchase four battery-electric locomotives and conduct trials at its WAIO rail network. • The four locomotives are scheduled for delivery in late 2023 - two supplied by Progress Rail (Caterpillar), and two by Wabtec. • BHP will test the battery-electric locomotives' (BEL) performance and emissions reduction capabilities in delivering iron ore from its Pilbara mines to the Port Hedland export facility. • A full transition to BEL would reduce BHP's WA iron ore diesel-related carbon emissions by approximately 30 per cent annually.
	Charge on Innovation Challenge	May 2022	• Partnering with Rio Tinto and Vale to develop charging infrastructure in parallel with the development of battery electric trucks
	Caterpillar partnership	Aug 2021	• Partnership with Caterpillar Inc. to develop and deploy zero-emissions mining trucks at BHP sites
	Komatsu's GHG Alliance	Aug 2021	• A founding member of the alliance, which aims to develop commercially viable zero-greenhouse gas emissions haul trucks
Operational – Other	Blue Carbon Partnership with CSIRO	Aug 2021	• A new $3.3 million research program by BHP and CSIRO, Australia's national science agency, will seek to measure and quantify the net emissions reduction potential of Australia's mangroves, seagrasses and tidal marshes
	BHP Ventures	Various	Strategically investing, through our internal venture capital unit in a range of emerging companies, including: • BluVein's next gen trolley-charging project • Antora's energy storage solutions
Scope 3 – Steelmaking	Customer partnerships	Various	Announcing memoranda of understanding for partnerships with POSCO, China Baowu, JFE and HBIS focusing on research and development of steel decarbonisation pathways including BF optimisation, CCUS, DRI, etc. To date, we have announced $75M for steel decarbonisation partnerships with four key customers representing 12% of reported global steel production.
	Iron ore beneficiation studies	2021	Assessing the opportunity to implement beneficiation at our Jimblebar operation, to improve product quality and support emissions reduction in the short- to medium-term within the integrated blast furnace-basic oxygen furnace steelmaking process.
	Investing in next generation technologies	FY2020	To date, we have made investments, through our Ventures arm, in electrolysis technology companies Electra steel and Boston metal. Both companies have successfully produced lab-scale metallic iron using iron ore in FY2022
	Research program with University of Newcastle	Feb 2022	Partnership to study raw material properties in low carbon iron and steel making
Scope 3 – Maritime	Global Centre for Maritime Decarbonisation	April 2021	We signed a Memorandum of Cooperation to become one of the founding members of the Global Centre for Maritime Decarbonisation, pledging 10 million Singapore dollars to support its establishment and fund research and development projects
	BHP, Oldendorff and GoodFuels successful trial with sustainable biofuel	April 2021	We are exploring biofuels as an interim GHG emission abatement option for shipping. In 2021, we completed a trial of dry bulk carrier Kira Oldendorff refuelling with "drop-in" advanced biofuel blended with conventional fossil fuels. In 2022, we have undertaken significant market engagement for procurement of sustainable-certified (REDII or ISCC) biodiesel.
	LNG-fuelled bulk carrier vessels	Feb 2022	We have chartered the world's first LNG-fuelled Newcastlemax bulk carriers to transport iron ore from Western Australia to Asia. The fuel, along with improved efficiency of the vessel design, are expected to reduce GHG emissions intensity by up to 30% on a per voyage basis and are the cleanest on the water in their category.
	First Movers Coalition	May 2022	We joined the First Movers Coalition as a Founding Member in the shipping sector, on the basis of committing that 10% of BHP's products shipped to our customers, on our time charter vessels, will be on vessels using zero emissions fuels by 2030, subject to the availability of technology, supply, safety standards, and the establishment of reasonable thresholds for price premiums.

Social value briefing
28 June 2022
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BHP

Key healthy environment programs and partnerships

Category	Program/ Partnership	Year commenced	Details
Research, development and conservation investments	Proteus partnership	Since 2003	A voluntary partnership between the UN Environment Program World Conservation Monitoring Centre and 19 extractive industry companies. Each company provides annual funding to a work programme determined jointly with UNEP-WCMC to support biodiversity data and information development. Proteus is the only global collaboration between the conservation community and business that provides access to global biodiversity data and tools and places these in the context of company biodiversity management practices.
	Conservation International Alliance	Since 2011 Renewed 2019	Working together over the past ten years, Conservation International and BHP (the Alliance) have not only mainstreamed biodiversity within BHP's core business processes but have also delivered measurable outcomes for biodiversity conservation. Conservation investments during the alliance include: Five Rivers Conservation Area in Tasmania, Valdivian Coastal Reserve in Chile (through to 2019), Alto Mayo in Peru and Kasigau Corridor in Kenya.
	Research and Development programs with academic organisations and scientific institutions	Various	• **Australian Coral Reef Resilience Initiative:** a AU$27M co-invested project with the Australian Institute of Marine Science (AIMS) • **Environmental DNA a game-changer in biodiversity management:** Curtin University in collaboration with the University of Antofagasta in Chile - our 5-year project investigating environmental DNA as a new biomonitoring tool • **Ningaloo Outlook**: a strategic partnership formed with CSIRO – Australia's national science agency in 2015 that aims to develop a deeper understanding of Ningaloo, and to pass this understanding on to the local community and the park's managers. This information will contribute to assessments of key ecological values listed in the Ningaloo Marine Park Management Plan • **Pathways to Nature Positive**: a project with CSIRO looking at approaches to developing nature-positive plans for landscapes that BHP operates in • **Ocean Environmental Accounting**: a project with the University of Western Australia supporting several PhD students to pilot environmental economic accounting techniques in the offshore marine environment
	Nature based programs with conservation organisations	Various	• **Arid Recovery:** established in 1997, Arid Recovery is an independent not-for-profit running a123 square kilometre reserve adjacent to BHP's Olympic Dam project. It is a world-class arid zone scientific reference site that continues to be supported by BHP. • **Raine Island Recovery,** commenced in 2015, a five year, $7.95 million collaboration between BHP, the Queensland Government, the Great Barrier Reef Marine Park Authority, Wuthathi and Kemer Kemer Meriam Nation (Ugar, Mer, Erub) Traditional Owners and the Great Barrier Reef Foundation. Over the five years of the project, the Raine Island Recovery Project has been responsible for an estimated extra 640,000 turtle hatchlings, with millions more expected to hatch over the next decade. • **Martu Ranger Program**: commenced in 2009, a partnership with the traditional custodians of vast stretches of the Great Sandy, Little Sandy and Gibson Deserts, as well as the Karlamilyi (Rudall River) area. Their land spans 13.6 million hectares, which is twice the size of Tasmania. BHP's partnership with Kanyirninpa Jukurrpa (KJ), the Martu organisation, provides social, cultural and environmental programs to conserve and protect Martu culture, land and heritage. It has generated significant employment opportunities for Martu, primarily through a ranger program. • Bush Blitz: commencing in 2010, a national partnership between BHP, the Australian Government and Earthwatch, which aims to discover, document and describe Australia's unique plants and animals, of which only a quarter are currently known to science. So far around 45,000 plant and animal species have been recorded and almost 1,800 new species have been discovered. • **Partnership to introduce 5,000 new plants to Port Hedland:** In February 2021, BHP partnered with Indigenous owned nursery IBN Services to provide 5,000 plants for the establishment of a trial and demonstration site of the planned West End vegetation barrier in Port Hedland. • **The Healthy Rivers to Reef Partnership:** a Mackay-Whitsunday-Isaac (QLD) organisation established in 2014 which now has 34 members and oversees a collaborative effort to understand the waterways and what needs to be done to keep them healthy. It also provides scientific information, acts as an advocate, and develops community education to assist in improving and maintaining the environmental, social and economic values of the regions.
Towards nature positive	Closure and rehabilitation at Beenup	From 2018	After the Beenup mine in WA closed in 1999, a program of rehabilitation conducted over almost 20 years included establishment of wetlands, in collaboration with the Western Australian Botanic Gardens and Parks Authority, which are now host to four declared rare flora species. Independent assessment concluded that the wetlands support substantial ecological values, both aquatic and terrestrial, demonstrating the effectiveness of the rehabilitation efforts. These wetlands also have the potential to provide opportunities for environmental education, research and eco-tourism.
	Protecting water resources and biodiversity at Innawally Pool	Since 2018	Following a review in 2018, BHP decided to re-think the mine plan for Jimblebar to avoid disturbing the Innawally Pool, in line with our commitment towards leadership in water stewardship, minimising adverse environmental impacts through every stage of our operational activities and contributing more broadly to the resilience of the natural environment. In May 2020 we resubmitted reserve estimates for Jimblebar that excluded the ore under the pool.
	Protecting ghost bats in the Pilbara	Since 2019	The South Flank disturbance area was revised, reducing impacts to ghost bat caves by almost 25 per cent. We halved the potential impacts to caves used as daytime roosts and for breeding, and retained an additional 173 hectares of habitat for feeding and constructed two artificial roosts.
	Cessation of groundwater extraction at Escondida	Since 2020	Escondida, operated by BHP in the Atacama Desert in Chile, ceased all pumping from the high Andean aquifers for operational water supply purposes at the end of 2019, more than ten years earlier than its previously committed timeline.

Social value briefing
28 June 2022
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Key Indigenous partnerships programs and partnerships

Category	Program/ Partnership	Year commenced	Details
Partnerships	Jansen Potash Project	Since 2014	BHP has signed opportunities agreements with six First Nations, which are the first of their kind in southern Saskatchewan and in the potash industry.
	First Nations Heritage Protection Alliance	2020	BHP and the First Nations Heritage Protection Alliance have jointly agreed a path forward to enhance the influence and voice of traditional owners in relation to heritage protection.
	Banjima Elders to advise on South Flank Heritage	Sep 2020	Quarterly meetings have been scheduled between the Banjima Heritage Advisory Council (HAC), comprising Banjima Elders and senior BHP representatives at South Flank. The HAC is the vehicle that BHP utilises to reconsult on heritage and discuss social value issues.
	Uluru Statement from the Heart	Jan 2019	BHP supports the ambitions of the Uluru Statement. In 2021 BHP provided a submission to the Indigenous Voice Co-Design Process supporting the calls for a constitutionally enshrined voice for Aboriginal and Torres Strait Islander peoples. We continue to support and engage our workforce in the important work of From the Heart and UNSW's Indigenous Law Centre.
	Pilbara Aboriginal Health Alliance - Creating a strong voice for Aboriginal health care in the Pilbara	Oct 2021	Pilbara Aboriginal Health Alliance: brings together three member organisations - Puntukurnu Aboriginal Medical Service (PAMS) (Newman), Wirraka Maya Health Service (Port Hedland) and Mawarnkarra Health Service (Roebourne and Karratha) – to create a strong united voice for Indigenous healthcare.
	Kanyirninpa Jukurrpa (KJ) – Yiwarra Murlpirrpa 'A Strong Path to the Future'	Jul 2022	BHP has renewed its partnership with KJ – taking us into the 15 years of the Martu and KJ 20 year vision. The Yiwarra Murlpirrpa project encompasses KJ's foundational cultural, environmental and leadership programs, all of which have become accepted elements of the fabric of modern Martu life. These programs provide a stable social and economic foundation for the remote communities, enable the preservation of cultural knowledge, employ over 350 Martu to manage 13.5m hectares of country of global ecological significant, and develop the confidence of Martu to engage effectively with government and other Western agencies.
	Reconciliation Australia – Community Truth Telling	May 2022	A 4-year, $10M partnership with Reconciliation Australia for the Community Truth-telling Program has been entered into. The ambition for this project is that all Australians understand the impact of the wrongs of the past, make amends for them and ensure they are never repeated, and Aboriginal and Torres Strait Islander people are supported to heal from the past.
	Jansen Potash Project	Since 2014	BHP has signed opportunities agreements with six First Nations, which are the first of their kind in southern Saskatchewan and in the potash industry.
Education, Employment and Training	Indigenous Education Support Program	Since 2017	Escondida supports the Indigenous communities on the southern edge of the Salar de Atacama. Through financial support and professional advice, Indigenous children are supported to progress through the education system, via a program focused on achieving equal opportinity, cultural relevance and that encourages children and young adults to participate in new social spaces, other than those provided by formal education, complementing their training in areas such as social, community and other skills. This program has benefited an average of 200 indigenous students per year and is the only education programme of its kind linked to the Atacameño people.
	Tjiwarl trainee program	July 2018	The Work Ready program runs over 8 weeks on site at Nickel West's Northern Operations and balances theoretical and practical learning in the field. It is designed as a pathway into the resources industry for members of the Tjiwarl community. In many cases, trainees are new to the resources industry or workforce in general. Focused mentorship allows for the provision of a higher degree of individual support and helps to facilitate retention
	MADALAH Limited	June 2021	Supports students from across Western Australia over a 6 year period throughout their secondary education (years 7 through 12) journey, as well as providing holistic wrap around support structure to ensure students well-being and to include engagement opportunities to enrich their education journey. MADALAH creates a home away from home for students travelling the same path, and deliver various events and cultural enrichment opportunities throughout the school year including annual Residential Year 7 Camps, Orientation Days, a Youth Leadership Summit and Celebrations of Graduation. BHP's partnership enables access to high quality education and professional network development, for Aboriginal and Torres Strait Islander students who have connections through BHP's agreed Traditional Owner groups, and extends to the broader Indigenous communities within our areas of operation, and beyond.
	Yandi land rehabilitation partnership	Since 2021	Establishes work-ready traineeships for Banjima Traditional Owners to study and execute conservation and land management.
	North Island College Awi'Nakola Program	Since 2022	A 5-year partnership with North Island College to support Indigenous land-based learning on the North Vancouver Island, British Columbia. Meaning "we are one with the land and sea," Awi'nakola combines in-class instruction with land-based cultural learning and Indigenous language courses. The Awi'nakola program was offered to students tuition-free, funded through individual grant applications. This partnership allows the program to run from September to April, with multiple entry points for students.
	Jansen Potash pre-apprenticeship program	Since 2022	In partnership with Carlton Trail College, BHP has developed a fit-for-purpose pre-apprenticeship training program that provides Indigenous participants with employment readiness skills, an introduction to trades, and prepares for work in the mining sector. Program participants are paid a wage, provided opportunities to receive safety tickets, and employment readiness training while being introduced to the trades of electrical, instrumentation and control, industrial mechanics/millwright, and heavy-duty equipment.
Covid support	A boost for Indigenous communities to combat COVID-19	Dec 2021	Following a donation of A$3.9 million in 2020 to ACCHOs across Australia for Indigenous-led health responses to COVID in 2021 BHP provided an additional A$2 million to support closing the vaccination gap between Indigenous and non-Indigenous people.

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Key communities programs and partnerships

Category	Program/ Partnership	Year commenced	Details
Global programs	7 Day payment terms	Since 2021	BHP reduced payment terms for small, local and Indigenous businesses (approx. ~4k businesses) during the COVID-19 pandemic. Permanently reduced from July 1st.
	Local buying programs	Since 2012	The Local Buying Program (Program) was established as a means to encourage better relationships between our operations and local small businesses, build capability and capacity across the local supply chain and boost regional economic development in our host communities.
Covid support	Vital Resources Fund	2020-2022	A fund of A$50 million was established by BHP to support community response and recovery efforts in relation to the COVID-19 pandemic has benefited more than 850,000 people, 300 organisations and over 400 local businesses in the regions surrounding our Australian operations.
	Vamos Juntos	Since 2020	Since the beginning of the health emergency, we have been present in the Tarapacá, Antofagasta and the Metropolitan Regions, collaborating with different stakeholders, implementing different projects within the framework of the Vamos Juntos plan. We carried out testing campaigns, vaccination days, delivered medical supplies, strengthened the public health network (increasing PCR laboratory diagnosis capacity and mechanical ventilators), sanitised public places, organised food donations, among other actions.
Future of work	Smart Transformation Project	Since 2019	The project involves Smart Transformation Advisory Councils and a Youth Advisory Council which have undertaken a readiness assessment of the towns to assist them to plan for and embrace a 'smart change' to the impacts and opportunities arising from the changing nature of work.
	Greater Whitsunday Alliance	Since 2020	The Greater Whitsunday Alliance (GW3) and BHP have formed a three-year strategic partnership aimed at enhancing the economic sustainability of the greater Whitsunday region. The partnership is focused on preparing for workforces of the future, advancing water stewardship and strengthening local supply chains.
	Bowen Basin Bright Minds	Since 2020	Bright Minds is a A$5 million, five-year partnership designed to reach more than 6,000 students across the Bowen Basin region in Queensland.
	Queensland Future Skills Partnership	Since 2020	The Queensland Future Skills (QFS) Partnership is a three-way partnership between BHP Mitsubishi Alliance (BMA), TAFE Queensland and CQUniversity. It is designed to fund and facilitate the fast-tracked development and delivery of automated technology pathways, skill sets and qualifications in open-cut mining operations in Queensland.
	Supplier Innovation Program	Australia – 2020	Following a successful program in BHP Minerals Americas, we have partnered with Austmine in Australia to deliver a Supplier Innovation Program that is designed to make it easier for the Mining Equipment, Technology and Services (METS) sector to put forward solutions to BHP's business challenges and win opportunities for ongoing work while retaining their intellectual property.
	Future of Work partnership	January 2021	BHP and the Australian Government Department of Education, Skills and Employment have come together to form the Future of Work Program and promote skills development in regional Australia, through funding students to undertake short courses and the development of targeted advanced apprenticeships in regional areas where BHP operates.
Economic development	Economic development for the Coloso community, Chile	Since 2019	In 2020 the Productive and Fishing Development Fund was created to help improve the economic situation of Coloso's inhabitants by strengthening the artisanal fishing sector, by allowing them to receive a contribution, access public funds and participation in a solidarity fund in case of emergencies. There were 87 applications, 45 selected projects in 3 categories, 7 workshops and up to CLP 2 million of funding per project.
	Thriving Futures project - WA	Since 2021	We are partnering with Child Australia on the Thriving Futures project, focused on training more childcare workers for Pilbara communities. Childcare workforce development is a critical issue across the country, particularly in the regions. It is predicted that by 2023, Australia will require an additional 39,000 educators. This represents a 20 per cent increase for the workforce over five years
	Pilbara Education Partnership	Since 2005	The largest of its kind in regional Western Australia - between BHP and the Department of Education to expand education services and improve early years and education outcomes in public schools in the Pilbara
	Chilean open call "Sumate"	Since 2021	As part of our wider work to increase community resilience to climate change, in FY2021 we launched Súmate, an open call opportunity for communities and local organisations to develop innovative, replicable and scalable solutions to some of the most complex sustainability challenges in northern Chile.
	Women of the Sea	Since 2009	The Mujeres del Mar (Women of the Sea) Union was established in Coloso, Chile to build an alternative to the male-dominated fishing industry for the community and an independent means for the women of the community to contribute to their household incomes.

Key workforce programs and partnerships

Category	Program/ Partnership	Year commenced	Details
Safety	Fatality Elimination Program	Since 2020	Strong focus on fatality elimination and near miss reduction through enhancing our hard controls across our risk profile and focussing on human and organisational performance and psychosocial risk management.
	Integrated Contract Management (ICM) Program	Since 2020	We recognise the importance of strong partnerships with contracting partners and third parties. The ICM program co-creates solutions across people, processes and systems to improve contractor health and safety outcomes, build long-term mutually beneficial relationships and foster an inclusive, respectful and caring workforce culture.
Good health and wellbeing	Personal Resilience Program	Since 2018	We recognise the importance of a healthy and thriving workforce. BHP's Personal Resilience Program is a peer-led program designed to improve personal and team ability to respond and adapt to changing life circumstances and to build longer term wellbeing. This program is available to all of our workforce.
	Global Business Collaboration for Better Workplace Mental Health (GBC)	Since 2021	BHP is a founding partner of the GBC – the first global business-led alliance that aims to advocate for and accelerate positive change for mental health in the workplace worldwide.
Future of work	FutureFit Academy (FFA)	Since 2020	BHP's FutureFit Academy is delivering a national training program, which will help bolster Australia's skills base and create new maintenance career pathways within our mining operations. The academy provides fast-tracked trade apprenticeships and shorter modular maintenance traineeships and opens the door to a more diverse talent pool, including people from non-mining backgrounds and those who want to re-skill or change their careers. Each FutureFit Academy student is employed into a permanent position within BHP's Operations Services team and once trained and qualified, graduates will be deployed to one of BHP's operational sites.
Diversity and Inclusion	AND Stepping into Program	Since 2005	We recognise the huge value of having a diverse and inclusive workforce. BHP have been working in partnership with the Australian Network on Disability (AND) through the Stepping Into Internship program for six years to provide talented students opportunities to work with our highly skilled teams.
	Indigenous Development Program (Australia)	Since 2015	A successful Indigenous Development Program (IDP), run since FY2015, has helped Minerals Australia progress its goal of developing Indigenous employees for leadership roles. The program has created career pathways for Aboriginal and Torres Strait Islander employees to move into new roles, including leadership roles, across BHP. It has proven to be a success; 49 per cent of employees who have completed the program have moved into new roles, and 20 per cent have been promoted into leadership roles.
	Apprentices program for women from Antofagasta	Since 2018	This program is part of Escondida and Spence employability plan, which seeks to develop capacities in the community to incorporate them in our workforce, either from our operations or as contractors. This particular program seeks to empower women from host and local communities, in line with our gender balance challenge by 2025.
	UN Women Empowerment Principles	Since 2019	In September 2019, BHP signed the CEO Statement of Support for the United Nations Women's Empowerment Principles. The Principles guide actions that the business sector can take in the workplace, marketplace and community to empower women for the benefit of every company and the World.

Social value briefing
28 June 2022

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Key supply chains programs and partnerships

Category	Program/ Partnership	Year commenced	Details
Traceability	Nickel supply agreement with Tesla Inc	Since 2021	**Nickel West supply agreement with Tesla Inc** The agreement includes the supply of nickel, enhanced end-to-end raw materials traceability using blockchain, as well as the study of energy storage solutions and technical exchange for battery raw materials production.
			Nickel West – Tesla Inc Traceability Pilot BHP has partnered with Tesla in a blockchain pilot program to improve supply chain transparency and assess various sustainability criteria. The blockchain traceability pilot traced nickel from Nickel West to Tesla Gigafactory Shanghai and supported the end customer's supply chain due diligence of product provenance, as well as collected carbon emissions data across the supply chain.
	Copper blockchain with Minmetals	Since 2021	Minmetals worked with BHP to use Minehub blockchain platform for secure and transparent inter-company and cross-border data sharing, including carbon emissions data sharing and a metals assay exchange process.
	Copper carbon neutral trade with Southwire	Since 2021	In collaboration with leading US copper cable and wire manufacturer, Southwire, and using Circulor's block chain technology, we piloted the material tracing of our copper cathodes from our operations in Chile through Southwire's rod and cable production processes in the United States across a series of shipments. Leveraging the material traceability, the emissions through the cathode to copper product were offset through the retirement of high quality carbon offsets from BHP's offset portfolio. The pilot forms part of a collaboration between BHP and Southwire under a Memorandum of Understanding signed in 2021.

Social value briefing
28 June 2022

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BHP Foundation: sample programs and partnerships Category Program/ Partnership Details Decarbonisation 10 Deserts project The Project has established the world’s largest network of Indigenous-managed conservation areas. Project activities include working with Traditional Owners to create sustainable job and income opportunities; applying traditional fire management practices to restore biodiversity and maintain cultural connection to country; and working to control introduced species. Alto Mayo Working to turn the tide against deforestation in one of the world’s biodiversity hotspots in the Peruvian Amazon, by empowering Awajun Indigenous communities and migrant farmers to become effective stewards of the Alto Mayo landscapes Healthy environment Resilient Reefs Enhancing resilience of the world’s most treasured coral reef sites and the communities that depend on them to adapt to climate change and local threats (Australia, New Caledonia, Belize and Palau) El Boldo to Cantillana Conservation Achieving transformative conservation of Chile’s Mediterranean habitat through the Derecho Real de Conservacion Corridor Indigenous Narragunnawali: Reconciliation in Fostering a high level of knowledge and pride in deeper understanding of Aboriginal and Torres Strait Islander histories, culture and contributions throughout Australian schools to partnerships Education program promote reconciliation. Ayllu Solar Enables local Indigenous communities in Chile to harness the power of solar energy and create opportunities for social and economic development Forest conservation in the Canadian Working with First Nations to create a new model for land and water management and a resilient future for the people and nature of Canada’s boreal forest Boreal Supporting Indigenous Language A five-year project partnership with the University of Alberta that will provide support to Indigenous nations and communities to successfully carry out their own language revitalization Revitalization (SILR) efforts through the coming generations. The vision for SILR is to actively work towards contributing to a future where Indigenous languages are healthy and vibrant, and are spoken in homes, schools, workplaces and on the land. The path moving forward is grounded in the advice of Elders and Indigenous language keepers, and in respect and collaboration with Indigenous communities and organization leading the way forward through language activities. Safe, inclusive and UN Women Second Providing marginalised women access to quality learning, entrepreneurship and employment outcomes through second-chance education and vocational learning future ready Chance Education workforce STEM Champions Partnership with Australia’s CSIRO, encouraging STEM education by recognising student creativity and innovation, and the critical role and contribution of teachers. Business Investment for Education Developing tools and resources to increase impact of more than $4 billion invested annually by business in education, and encouraging more companies to make education a Impact sustainability priority. Thriving, empowered Valdivian Coastal Reserve Conserving the biological and cultural diversity of this unique nature reserve on Chile’s southern coastline, contributing to local and regional well-being and building a reference model communities for private conservation. Leadership and global learning for Global partnership with Teach For All, creating locally rooted, globally informed leaders who can support their communities to improve educational equality and opportunity. community impact Nuestra Voz Promotes social participation and dialogue to address the root causes of the 2019 social unrest. Aimed to enhance the ability of citizens to participate in decision-making and enable more effective dialogue and participation mechanisms to strengthen democracy and contribute to a more cohesive and respectful society. Responsible supply Open Contracting Works with governments globally to ensure the money flowing from natural resource endowments is more effectively converted into public benefit and better outcomes for citizens, chains Partnership ultimately creating sustainable and equitable societies. Social value briefing From Disclosure to Development A partnership with the International Finance Corporation (IFC) making disclosed natural resource data accessible and useful to citizens to drive more informed public debate, 28 June 2022 36 accountability and design-making.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: June 28, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary